March 22, 2007

Ms. Cicely Lamothe, Branch Chief

Mr. Wilson K. Lee, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	The Beacon Financial Futures Fund, L.P.
Form 10-K for the year ended 12/31/2005
Filed on 3/31/2006
File No. 001-12486

Dear Ms. Lamothe and Mr. Lee,

I am in receipt of your letter dated February 28, 2007. I am responding to the comment contained in your letter regarding our 2005 10-K report. Our response is listed in bold below.

Although our auditors have advised us that this schedule should not be required we will revise all future filings to include a statement of cash flows as requested.

Sincerely

Mark S. Stratton
President of Beacon Management Corporation
General Partner